Hello Wefunder Fam!

We hope everyone had a healthy and safe end to 2021, and that 2022 is off to a great start. Over here at BeatBox, 2021 was an absolutely monster year for us with revenues growing to $18.1m, up from $6.9m a year ago, (+161%). This was a huge increase vs. our projections of $13.5m. We also were profitable for the year.


BEATBOX

However we are not stopping here. We have used those profits to invest heavily in our team and our marketing as well as to produce more inventory. In the last 7 months we have doubled the size of our team, sponsored some of the world's biggest music festivals in EDC Las Vegas and EDC Orlando, and had such a fun time collaborating with Nathan Apodaca (@doggface208) on a Cranberry Dreams flavor that exploded at retail.


BEATBOX


BEATBOX x DOGGFACE
CRANBERRY DREAMS

We know that in order to hit our goal of $100m in revenue by 2024 we have to go even faster. Therefore, we are opening up a convertible note opportunity for crowdfunding as we get ready for a huge 2022. We have to hire even more people as we launch the entire

Northeast (Get ready New York and Massachusetts!) and to support the nearly 4,000 7-11 stores that are taking in BeatBox before March of this year. Additionally, we want to be at way more festivals, concerts and music venues this year as we hopefully are (or are soon to be) on the other side of the pandemic.


160% YoY Growth in 2021
& Projected Revenue of
$100M by 2024
Profitable in 2021
$18M in revenue 2021P
Gross Product Sales ($ Millions)
$2M
$7M
$10M
BEATBOX

A convertible note is a great way for companies like us to raise money, if you are not familiar with how they work, PLEASE give this a read below. In short, it is a debt instrument that will convert to equity at our eventual series C, IPO or sale of the company; and it protects the investors with either a cap or discount on valuation.

https://www.seedinvest.com/blog/angel-investing/how-convertible-notes-work

This will be launching in the next couple of weeks, so be on the lookout! In the meantime check out these insane year over year stats on our key metrics of sales, depletions (cases sold into stores), Accounts buying (POD's), and how many sku's per account (EP's) as well as our rate of sale per account or velocity (ROS).

What is SUPER exciting to us is that our accounts doubled, but our depletions were up almost 150%. This is because we are selling over 20% more PER ACCOUNT than we did last year. That is incredible especially considering how many more accounts are buying.

This year we expect to deliver $38m in revenue, and to be breakeven on a cash flow basis as we ramp up investments to support our growth. You can see the amazing year over year growth we saw in all of our KPI's below:

KPIs	Unit	2021	2020	% Chg YOY
Revenue	$	$18.1M	$6.9M	161.6%
Depletions	Cases	720,915	292,552	146.4%
Total Accounts	Mthly Avg PODs (Doors)	13,218	6,513	103.0%
SKU Placements	Mthly Avg EPs	36,074	15,579	131.6%
Avg SKUs/Account	Mthly Avg EPs/PODs	2.7	2.4	14.1%
Avg Velocity / Month / Account	Mthly Avg Cases/PODs	4.5	3.7	21.4%

We hope you want to continue to be a part of our growth story for the coming years by being a part of our next crowdfunding raise, and look forward to continuing our rocket ship growth with your support!

Cheers!

Justin

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